Eclipse Resources Corporation

Via EDGAR

June 17, 2014

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation
Registration Statement on Form S-1 (as amended)
File No. 333-195679

Ladies and Gentlemen:

Eclipse Resources Corporation (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:30 p.m. (Washington, D.C. time) on June 19, 2014, or as soon practicable thereafter.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Bryn A. Sappington of Fulbright & Jaworski LLP (a member of Norton Rose Fulbright) at (214) 855-7180 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Thank you for your assistance in this matter.

Sincerely,

Eclipse Resources Corporation

By:	/s/ Benjamin W. Hulburt
Name:	Benjamin W. Hulburt
Title:	Chairman, President and Chief Executive Officer

cc:	Christopher K. Hulburt, Eclipse Resources Corporation
Matthew R. DeNezza, Eclipse Resources Corporation
Glen Hettinger, Norton Rose Fulbright
Bryn A. Sappington, Norton Rose Fulbright
Sean T. Wheeler, Latham & Watkins LLP